October 21, 2024

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Dillon Hagius and Laura Crotty

Re:	Dianthus Therapeutics, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-274863

Ladies and Gentlemen:

Dianthus Therapeutics, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 on October 4, 2023 (the “Registration Statement”), and amendments to the Registration Statement on December 21, 2023, February 7, 2024, and March 21, 2024. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience. The Registration Statement was previously declared effective by the Commission on March 27, 2024.

The Registration Statement was filed with the Commission in connection with the resale by selling stockholders of 21,326,988 shares of the Registrant’s common stock, par value $0.001 per share.

The Registrant has opted to register the shares not yet sold by the selling stockholders previously registered in the Registration Statement in a registration statement on Form S-3 (File No. 333-282443), which was filed with the Commission on October 1, 2024 and declared effective by the Commission on October 9, 2024, and therefore believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

Please provide a copy of the order granting withdrawal via email to our counsel, Branden C. Berns of Gibson, Dunn & Crutcher LLP at BBerns@gibsondunn.com. If you have any questions, please contact Mr. Berns at (415) 393-4631.

Sincerely,

/s/ Ryan Savitz
Name: Ryan Savitz Title: Chief Financial Officer and Business Officer